SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
SCHEDULE TO-C
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

TRAVELZOO INC.
(Name of Subject Company (Issue))

CHAPAVE PARTNERS
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 per share
(Title of Class of Securities)

89421Q-10-6
(CUSIP Number of Class of Securities)

William Read Rankin
Representative for ChaPaVe Partners
44 Poor Farm Road
Pennington, NJ  08534
(609) 737-1175
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)


CALCULATION OF FILING FEE

_____________________                           _____________________
Transaction Valuation                         	Amount of Filling Fee
    Not applicable					    Not Applicable

_____________________________________________________________________________

[ ]   Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

			Amount Previously Paid:  N/A	For or Registration No.: N/A
			Filing party:  N/A		Date Filed:  N/A

[x]   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
____________________________________________________________________________



For Immediate Release  	Contact: 	William Read Rankin
						(609) 737-1175




ChaPaVe Partners Plans Tactical Tender Offer for TZOO
Shares in Strategy to Enable Going Private

NEW YORK, Sept. 9, 2011 /PRNewswire/ -- ChaPaVe Partners plans to commence a Tactical Tender Offer (TTO) for up to 1,500,000 shares of the outstanding shares of Travelzoo Inc. (NASDAQ: TZOO) common stock subject to certain conditions.

The TTO is subject to the following terms:
1. The TTO is offered for shares of common stock. We encourage all 150 institutional investor shareholders to add to their holdings in order to reduce the number of shareholders as part of our tactical strategy.

2. The offering price for the shares to be tendered is $40.00 per share.

3. The offer will be subject to certain conditions. One condition is that ChaPaVe will meet with Travelzoo's management and board of directors in order to complete due diligence. Another condition is that ChaPaVe obtains a financing commitment no later than October 18th, 2011, subject to possible extension.

4. ChaPaVe may choose not to move ahead with the TTO if Travelzoo experiences any material adverse change in its business or if there is a material change of its share price as of the date of this announcement.

Assuming the remaining shares are successfully tendered to ChaPaVe, Travelzoo will be in a position to examine a going private initiative with ChaPaVe because they have a longer-term strategic view.

Shareholders of Travelzoo are advised to read the TTO when it becomes available on October 18, 2011 because it will contain important information. Investors may obtain the tender offer statement and other filed documents for free at the Securities and Exchange Commission's web site.

All inquiries, including media inquiries, should be sent to Read Rankin via email at rrankin@chapave.com. Investors can obtain the TTO documents at www.chapave.com when they are available.

Statements contained herein that are not historical facts, including but not limited to statements about ChaPaVe Partners, may be forward-looking statements that are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by ChaPaVe Partners, including, but not limited to, the continuing development of the ChaPaVe Partners strategic plans.

CONTACT: Read Rankin, +1-609-737-1175, rrankin@chapave.com.